EXHIBIT 99.6

Media Release 2 December 2022 Sydney, Australia 1 December 2022 Chicago, USA

James Hardie Industries Announces Appointment of New Non-Executive Director
Ms Renee Peterson appointed as a Non-Executive Director of the Board

James Hardie Industries plc (ASX: JHX; NYSE: JHX), the world’s #1 producer and marketer of high-performance fiber cement and fiber gypsum building solutions, is pleased to announce the appointment of Renee J. Peterson as an independent non-executive director of James Hardie effective 30 November 2022.

Ms Peterson is currently Vice President and CFO for The Toro Company, a leading worldwide provider of innovative solutions for the outdoor environment with responsibility for all aspects of finance, information technology and investor relations.

She previously served as Eaton Corporation’s Vice President of Finance and Planning for the company’s truck and automotive segments. Prior to joining Eaton, Ms Peterson served in various financial leadership positions of increasing responsibility at Honeywell International over 25-years.

Ms Peterson’s career has spanned several different areas within the industrial sector, including aerospace, automotive, construction and consumer products.

She earned her Bachelor of Science degree in accounting from St. Cloud State University Herberger Business School and an MBA from the University of Minnesota. She is a certified public accountant (inactive) and holds a six-sigma green belt certification. She is a resident of the United States.

Commenting on the appointment, Anne Lloyd, Chairperson of James Hardie, said “I am delighted Renee has agreed to join our Board. She brings significant finance, information technology and overall influential leadership experience to James Hardie. Renee will be a valuable addition to the Board.”

Following Ms Peterson’s appointment, the Board now has 8 non-executive directors and anticipates adding at least one additional non-executive director in the next 6 months as it continues the Board refresh process.

Ms Peterson’s full biography is available on James Hardie’s investor relations website at www.ir.jameshardie.com.au.

Media Release 2 December 2022 Sydney, Australia 1 December 2022 Chicago, USA

Forward-Looking Statements
This Media Release contains forward-looking statements and information that are necessarily subject to risks, uncertainties, and assumptions. Many factors could cause the actual results, performance or achievements of James Hardie to be materially different from those expressed or implied in this release, including, among others, the risks and uncertainties set forth in Section 3 “Risk Factors” in James Hardie’s Annual Report on Form 20-F for the year ended 31 March 2022; changes in general economic, political, governmental and business conditions globally and in the countries in which James Hardie does business; changes in interest rates; changes in inflation rates; changes in exchange rates; the level of construction generally; changes in cement demand and prices; changes in raw material and energy prices; changes in business strategy and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. James Hardie assumes no obligation to update or correct the information contained in this Media Release except as required by law.

This media release has been authorized by Mr. Jason Miele, Chief Financial Offer.

END

Investor/Media/Analyst Enquiries:
James Brennan-Chong
Director of Investor Relations and Market Intelligence

Telephone:    +61 2 9638 9205
Email:     media@jameshardie.com.au

James Hardie Industries plc is a limited liability company incorporated in Ireland with its registered office at Europa House, 2nd Floor, Harcourt Centre, Harcourt Street, Dublin 2, D02 WR20, Ireland

Media Release: James Hardie Industries Announces Appointment of New Non-Executive Director	2